5321 Corporate Boulevard

Baton Rouge, LA 70808

September 7, 2017

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

Attention: Eric McPhee

Re:	Lamar Advertising Company
Form 10-K for the fiscal year ended December 31, 2016
Filed February 24, 2017
File No. 001-36756

Dear Mr. McPhee:

This letter is submitted on behalf of Lamar Advertising Company (“Lamar” or the “Company”), in response to the comment provided to Lamar from the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated August 25, 2017 (the “Letter”), relating to Lamar’s Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”). A response to the initial Staff comment letter dated May 26, 2017 was provided in Lamar’s response dated June 14, 2017 (the “Prior Letter”). This letter supplements the Prior Letter in response to the additional comment received in the Letter. Set forth below is the Staff’s comment followed by the Company’s response.

Form 10-K filed February 24, 2017

Item 8. Financial statements

Notes to consolidated financial statements, page 47

(2) Acquisitions, page 59

1.	We note in your response to our prior comment number one that you allocated $184.2 million of the price of the assets purchased from Clear Channel to site locations and $35.2 million to customer contracts. Please provide us with the following additional information about what was acquired, and assuming leases were acquired as part of the transaction, please tell us how the lease payments are structured.

•	a detailed explanation of the nature of these two intangible assets;

September 7, 2017

•	how values were assigned to these intangible assets;

•	the amortization methods utilized for each asset type, including the GAAP basis for using those amortization methods; and

•	how the useful lives of these assets were determined.

In addition, please tell us whether customer contracts are allocated to individual specific customers, and if not, the basis for your policy.

RESPONSE:

To further clarify our previous response, on January 7, 2016, Lamar purchased assets in five U.S. markets from Clear Channel Outdoor Holdings, Inc. for a cash purchase price of approximately $458.5 million. The assets purchased from Clear Channel primarily included advertising structures, land, buildings, permits, ground leases, customer advertising contracts, site locations and customer lists. The Company records acquired tangible assets and liabilities (structures, land, buildings, prepaid permits and leases, accounts receivable and/or deferred income from customer advertising contracts) and identified intangible assets (such as site locations and customer lists) at estimated fair value. Any excess purchase price is allocated to goodwill. The ground leases acquired as part of the transaction are accounted for as operating type leases in accordance with Accounting Standards Codification (“ASC”) 840. A majority of the leases purchased in the transaction were prepaid annually, prior to the acquisition, and such prepayments are reflected on the balance sheet and amortized through direct expense over the remaining prepayment term.

Site Locations include the estimated acquired value of the leasehold interest at each location as well as the value of any permits and licenses associated with operating billboard structures.

The Company uses the income approach to value site locations. Within the income approach, we used the multi-period excess earnings method. Accordingly, the value of the site locations was estimated by performing a discounted cash flow analysis which entailed forecasting cash flow to be generated by the location over the expected life of the agreement (including expected renewals), net of a fair return on all contributory assets of the business. The fair value of the site locations was estimated by calculating the present value of these projected cash flows. The key assumptions used include the remaining lease life, our lease retention factor (churn rate) and revenue forecasts by geography and billboard type.

Customer Lists include the estimated acquired value of customer contracts and relationships arising from those contracts. Our method for determining the estimated fair value is largely based on the estimated amount of time to build a customer base in each market, not on the individual customer contract received. Under guidance in ASC 805, if an entity establishes relationships with customers through contracts, then those customer relationships arise from contractual rights and both the contract and related customer relationship are intangible assets that meet the recognition criteria. In valuing customer lists, the Company uses the with-and-without (or premium profits) method under the income approach. The value of the relationship is the present value of the difference between the cash flow assuming normal business forecasts versus the cash flows of the business assuming the customer relationships needed to recreate the acquired customer base and the direct costs related to new sales commissions.

September 7, 2017

We classify the estimated fair value of customer lists to individual markets in which we operate and not to individual customer contracts received in acquisitions.

The Company uses the straight line method of amortization for both site locations and customer lists. We believe this method best reflects the pattern of consumption of the future benefits to be derived from the assets being amortized.

In assigning the useful lives of the identified intangibles, the Company considered the following factors within ASC 350-30-35-3:

a.	The expected use of the asset by the entity
b.	The expected useful life of another asset or group of assets to which the useful life of the intangible may relate.
c.	Any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights. Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter.
d.	The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the assets by the entity, regardless of whether those arrangements have explicit renewal or extension provision. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph.
e.	The effects of obsolescence, demand, competition and other economic factors.
f.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset.

The Company concluded that its acquired site locations, which is amortized over a 15 year useful life, closely correlate with our tangible structure asset group, a 15 year lived tangible asset and considered this the strongest relationship when reviewing the factors.

With respect to customer lists, the Company has determined the average life of its customer relationships is approximately 7 to 10 years, based on repeat business and advertiser life and that the customer relationships obtained through acquisitions are similar in nature to the relationships of the Company. Management also considered the effects of obsolescence, demand and competition as well as other economic factors in determining the appropriateness of a useful life of 7 years.

Customer contracts obtained through an acquisition are legally binding rental revenue contracts with specific advertisers and specified start and end dates. Revenue associated with customer contracts is recognized ratably over the term of the contract.

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September 7, 2017

Please contact me at (225) 926-1000 if you have any questions or require any additional information.

Thank you for your attention to this matter.

Sincerely,

/s/ Keith A. Istre

Keith A. Istre

cc:	David Taylor
Locke Lord LLP